

Mail Stop 4546

November 17, 2016

Via E-mail
Mr. Juan Ramon Alaix
Chief Executive Officer
Zoetis, Inc.
100 Campus Drive
Florham Park, New Jersey 07932

Re: Zoetis, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-35797

Dear Mr. Alaix:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance